EXHIBIT 10.167


June 2, 1997



Richard H. Skjerven, Esq.
Skjerven, Morrill, MacPherson, Franklin & Friel LLP
25 Metro Drive, Suite 700
San Jose, CA  95110

Re: Escrow Instructions for Joseph Monterosso/National Pools Corporation/Nona Morelli's II, Inc./NuOasis Gaming, Inc. Transactions

Dear Mr. Skjerven:

This letter shall serve as joint escrow instructions by the undersigned to you in connection with the Stock Purchase Agreement between Nona Morelli's II Inc. ("Nona") and Joseph J. Monterosso and/or his assignees, dated May 1, 1997 (the "Nona Agreement"), the Stock Purchase Agreement between NuOasis Gaming, Inc. ("NuOasis") and the Stockholders of National Pools Corporation (the "Selling NPC Stockholders"), dated December 19, 1996 (the "NPC Agreement"), and the Stock Purchase Agreement between Nona and NuOasis, dated May 1, 1997 (the "CMA Agreement")

1. APPOINTMENT AS ESCROW HOLDER. Pursuant to the Nona Agreement, a copy of which is attached hereto as Exhibit "A", the NPC Agreement, a copy of which is attached hereto as Exhibit "B", and the CMA Agreement, a copy of which is attached hereto as Exhibit "C", the parties are each required to deposit with a mutually acceptable third party, as Escrow Holder, funds and other documents and securities required to be delivered to the other parties to each such agreement pursuant to the terms and conditions of such agreement.

         In consideration for the covenants contained herein, the adequacy and sufficiency of which are expressly acknowledged, Nona, NuOasis, Mr. Monterosso (on behalf of himself and his assignees) and the Selling NPC Stockholders (all as evidenced by their signatures hereto) mutually agree with you to engage you as Escrow Holder to effect a Closing and to carry out the intent and purposes of the Nona Agreement, the NPC Agreement and the CMA Agreement.

         In this regard, subject to your acceptance of these instructions and agreement, Nona, NuOasis, Mr. Monterosso and/or his assignees and the Selling NPC Stockholders agree with you as follows:

2. HOLDING OF DOCUMENTS, ETC. You are hereby irrevocably authorized and instructed to receive, together with the instant instructions:

     A.   For the Nona Agreement:

          (i)  A  counterpart   original  of  Exhibit  "A"  hereto,   (the  Nona
               Agreement), executed by Mr. Monterosso and/or his assignees and by Nona;

          (ii) The sum of at least US$1,235,000 in certified or verified funds and, at the option of Mr. Monterosso and/or his assignees, up to an additional US$2,015,000; and

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          (iii)The  stock   certificate,   together  with  a  properly  executed
               assignment  or  stock  power,   representing  Two  Hundred  Fifty
               Thousand (250,000) shares of Series B Preferred Stock of NuOasis (the "NuOasis Shares").

          (iv) Various other agreements entered into by the parties, including an Exchange Agreement or another document entered into by the parties that specifies that certain securities and obligations may be accepted in lieu of cash as payment for certain of the NuOasis shares, the securities and obligations to be so accepted, provided nothing in such instrument which would adversely affect your ability to make the distribution authorized by Paragraph E(v) below, a letter agreement pertaining to certain intercompany debt, and two Indemnity Agreements, one in favor of Mr. Fred G. Luke and one in favor of NuOasis and release receipt letters by various consultants of NuOasis of fees to be paid by NuOasis to them (the "Ancillary Documents").

     B.   For the NPC Agreement:

          (i) Counterpart originals of Exhibit "B" hereto, (the NPC Agreement), executed by NuOasis and by the Selling NPC Stockholders;

          (ii) A series of Convertible Promissory Notes ("Notes") in favor of the individual NPC Selling Stockholders in the aggregate principal amount of One Million, Two Hundred Thousand Dollars ($1,200,000) representing the Purchase Price (as defined in the NPC Agreement) in such individual denominations as the NPC Shareholders have instructed;

          (iii)Stock  certificates  representing  up to One Million  (1,000,000)
               shares   of  Common   Stock  of   NuOasis   in  such   individual
               denominations as the NPC Shareholders have instructed; and

          (iv) The  stock   certificates,   together  with   properly   executed
               assignments or stock powers, representing all the issued and outstanding shares of common stock of NPC.

     C.   For the CMA Agreement:

          (i)  A   counterpart   original  of  Exhibit  "C"  hereto,   (the  CMA
               Agreement), executed by Nona and by NuOasis; and

          (ii) The stock certificate, together with a properly executed assignment or stock power, representing Seven Million Five Hundred Thousand shares (7,500,000) of common stock of Casino Management of America, Inc., a Utah corporation; and

          (iii)A release in favor of Nona  executed  by NuOasis  which is one of
               the  Ancillary  Documents,   specifically  the  letter  agreement
               pertaining to intercompany debt.

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               You shall hold all such  documents and  instruments  deposited in escrow as you deem best. All funds deposited in escrow shall be held in a trust account you establish with interest payable to those persons depositing the same.

3. DELIVERY OF DOCUMENTS. When you have received all of the foregoing (except that neither all or any part of the additional U.S.$2,015,000 referred to above shall be required for you to take action under paragraphs A, B, C or D below) and you have determined, in your reasonable discretion, or have otherwise been informed in writing by the parties that all conditions precedent to the close of the transaction envisioned by the Nona Agreement, the NPC agreement and the CMA Agreement have been satisfied, you are authorized to proceed with an initial Closing and you are hereby irrevocably authorized and instructed to perform the following actions:

     A.   For the Nona Agreement:

          (i) On behalf of Mr. Monterosso and/or his assignees, deliver the $1,235,000 or such other greater sum as may be specified by Mr. Monterosso and/or his assignees and deposited in escrow, to Nona, $1,140,000 of which shall be immediately and simultaneously distributed per the instruction set forth in C.(i) below; and

          (ii) On behalf of Nona, deliver certificates to Mr. Monterosso and/or his assignees evidencing the number of the NuOasis Shares that Mr. Monterosso and/or his assignees are entitled to receive under the Nona Agreement.

     B.   For the NPC Agreement:

          (i) On behalf of NuOasis, deliver to the NPC shareholders the series of Notes (aggregating $1,200,000, or such lesser amount, withholding the corresponding number of Notes attributable to those Selling NPC Stockholders who have not executed the NPC Agreement) and certificates evidencing shares of common stock of NuOasis (aggregating 1,000,000 or such lesser number, withholding the corresponding number of such shares attributable to those selling NPC Stockholders who have not executed the NPC Agreement). You shall hold any shares or one of the Notes attributable to any option held by Ronald McGee pursuant to a previously executed agreement applicable to such shares and Note.

          (ii) On  behalf  of  the   Selling  NPC   Stockholders,   deliver  the
               certificate(s) evidencing the NPC Shares to NuOasis.

          (iii)On behalf of Nona deliver the Indemnification Agreement in favor of NuOasis (one of the Ancillary Documents) to NuOasis.

     C.   For the CMA Agreement:

          (i) On behalf of Nona, deliver the $1,140,000 or such greater sum as is received from Mr. Monterosso and/or his assignees to NuOasis for immediate and simultaneous distribution per the instruction set forth in (iii) below; provided, however, you shall retain the difference obtained by subtracting the amount distributed pursuant to (iii) below from $250,000.

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          (ii) On behalf of NuOasis,  deliver the stock  certificate  evidencing the CMA Shares to Nona; and

          (iii)On behalf of Mr. Monterosso and/or his assignees and NuOasis, deliver at least $1,140,000 of the $1,235,000 or such greater sum as is received from Nona via Mr. Monterosso and/or his assignees to NPC as additional paid in capital from NuOasis to NPC and for distribution pursuant to D below.

          (iv) On behalf of NuOasis, deliver $95,000 or more (at the rate of $1.00 for each share of Series B Preferred Stock purchased by Mr. Monterosso or his assigns in addition to the first 95,000 shares purchased) to Nona.

          (v) On behalf of NuOasis, deliver the Indemnification Agreement in favor of Mr. Luke (one of the Ancillary Documents) to Mr. Luke.

     D.   Additional Disbursements at Closing Approved by NuOasis:

          Out of funds received by NPC at Closing and on behalf of NPC, or deposited in escrow from the sale of securities of NuOasis by NuOasis for such purpose or purposes, NuOasis approves and ratifies the payment of up to $180,000 as follows:

          (a)  approximately   $15,000  to  the  Internal   Revenue  Service  in
               satisfaction of a tax lien;

          (b)  up to $250,000 to persons:

               [1]  who after December 31, 1995 had made bridge loans to NPC; or

               [2]  who performed legal services on NPC's behalf; or

               [3]  who performed audit services on NPC's behalf; or

               [4]  have provided administrative services to NPC.

               Said parties are to provide written evidence, approved by NPC, of
               such  bridge   loans,   legal   services,   audit   services  and
               administrative services prior to Closing.

          If you fail to receive any notice to close from the parties within 30 days of your receipt of all the funds, documents and securities set forth in Paragraph 2, or otherwise are unable to determine that all of the conditions precedent to the transactions envisioned by the Nona Agreement, the NPC Agreement or the CMA Agreement have been satisfied, you shall return to each respective depositing party the funds, securities or documents deposited by such party into escrow promptly upon the expiration of said 30 day period; provided, however, this 30 day period shall not expire until 120 days after the date on which NuOasis is first scheduled to hold a meeting of its shareholders pursuant to a proxy solicitation approved by the SEC.

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     E.   Disbursements at Second Closing:

          If after the deliveries referred to above, Mr. Monterosso and Nona shall deliver to you notice of their agreement on a new option exercise price for the NuOasis Shares, or, in any case, for at least the 120 day period referred to above, you shall hold the certificates evidencing the NuOasis Shares remaining in escrow, the Release referred to in Paragraph 1.C.(iii) above and any funds deposited by Mr. Monterosso and/or his assignees not released in the initial closing. Upon either (i) the expiration of the 120 day period referred to above, (ii) the earlier receipt and notice from Mr. Monterosso and/or his assignees and Nona or (iii) the deposit of the sum of $2,015,000, you shall make the following disbursements:

          (i) On behalf of Mr. Monterosso and/or his assignees, deliver all or any part of the $2,015,000 in cash and/or securities and obligations previously deposited to Nona, $1,860,000 of which shall be immediately and simultaneously distributed as set forth in (iv) below;

          (ii) On behalf of Nona, deliver certificates to Mr. Monterosso and/or his assignees evidencing the number of the NuOasis Shares that Mr. Monterosso and/or his assignees are entitled to receive under the Nona Agreement.

          (iii)On behalf of Nona, deliver the $1,860,000 or such lesser sum of cash and/or securities and obligations received from Mr. Monterosso and/or his assignees to NuOasis for immediate and simultaneous distribution per the instructions set forth in (iv) below;

          (iv) On behalf of NuOasis, deliver the $1,860,000 of cash and/or securities and obligations (less any amount to be distributed pursuant to (v) below) received from Nona via Mr. Monterosso and/or his assignees to NPC as additional paid in capital from NuOasis to NPC and make the distributions envisioned by (v) below;

          (v) On behalf of Mr. Monterosso and/or his assignees and NuOasis, deliver cash in the amount of the difference obtained by subtracting from $250,000 the amount distributed pursuant to Paragraph C.(iv) above.

          (vi) On behalf of each signing party, deliver an original of the Ancillary Documents not previously released from escrow to the other party or parties thereto.

          Without limiting the generality of the foregoing, you shall release to Mr. Monterosso and/or his assignees any additional funds they deposit in escrow solely on their instructions if such instructions are given prior to the deposit of all items specified in Paragraph 2A above.

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     F.   Early NPC Close:

          Anything contained elsewhere in these instructions to the contrary notwithstanding, upon written notice from Mr. Monterosso, you are authorized to treat the sale of the capital stock of NPC to NuOasis by the Selling NPC Stockholders as though it were closed in accordance with these instructions and proceed with the closing of the other transactions envisioned by these instructions in accordance with these instructions, all without investigation as to the actual closing of such sale.

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4.   RELATIONSHIP.  The parties  mutually agree and  acknowledge  that as far as your rights and liabilities are concerned, this transaction is an escrow and not any other legal relationship, and you are simply acting as an escrow agent under the terms expressed herein.

5. TIME OF ESSENCE. Time is of the essence of this Agreement and if, for any reason, this escrow cannot be closed as hereinabove provided or as mutually extended by the parties hereto, this escrow shall automatically terminate without further instruction from any party; provided, however, this 30 day period shall not expire until 120 days after the date on which NuOasis is first scheduled to hold a meeting of its shareholders pursuant to a proxy solicitation approved by the SEC.

6. INDEMNIFICATION AND DEFENSE. All of the parties to this escrow hereby jointly and severally promise to pay promptly on demand, as well as to indemnify you and to hold you harmless from and against all litigation and interpleader costs, damages, judgments, attorney's fees, expenses, obligations and liabilities of every kind which, in good faith, you may incur or suffer in connection without arising out of this escrow, whether said litigation, interpleader obligation, liabilities or expenses arise during the performance of this escrow or subsequent thereto, directly or indirectly. You are hereby given a lien upon all the right, title and interest of every party hereto in all escrow papers, securities and other property and monies deposited into this escrow, to protect your rights and to indemnify and reimburse you.

7. LIMIT OF RESPONSIBILITY. You are not to be held liable for the sufficiency or correctness as to form, manner of execution, or validity of any instruments deposited in this escrow, nor as to identity, authority or rights of any person executing the same, nor the genuineness of any signature, nor for failure to comply with any of the provisions of any agreement, contract or other instrument filed herein or referred to herein, and your duties hereunder shall be limited to the safekeeping of such monies, instruments, securities or other documents received by you as escrow agent, and for the disposition of same in accordance with the foregoing instructions and other instructions provided by all affected parties and accepted by you in this escrow.

8. FEES. Your fees for services rendered pursuant to this Agreement shall be borne by all parties jointly and severally. It is anticipated by the parties you will be paid out of the proceeds of this escrow. In addition, you shall have a lien upon all property deposited with hereunder to secure payment of your compensation and expenses.

9. RELEASE. It is mutually agreed that you shall not be liable for any action taken or omitted by you in good faith and believed by you to be within the discretion and power conferred upon you by this Agreement, nor for any action taken or omitted by you when acting upon any instrument believed by you to be genuine.

10. NOTICE. It is mutually agreed by all parties hereto that you shall not be deemed to have notice or knowledge of any fact hereunder unless written notice thereof is delivered to you.

11. EFFECT OF SIGNATURE. The signatures of any party on any document and/or instruction shall be construed as that party's approval of the form, contents, terms and conditions of such document, instrument and/or instruction.

12. DELIVERY OF DOCUMENTS. All disbursements of funds, documents and/or instruments of this escrow shall be delivered by commercial overnight delivery service to the respective parties as their addresses as they appear below.

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13.  COUNTERPARTS.  These instructions may be executed in counterparts,  each of which so executed shall irrespective of the date of its execution and delivery be deemed an original, and said counterparts together shall constitute one and the same instrument.

14. DISPUTES. It is mutually agreed that if any dispute arises among or between the parties, or between either party and you before Closing, as to any action to be taken by you or as to your rights and duties hereunder, you may upon written request terminate this Escrow and immediately return all documents, funds or certificates deposited herewith to the respective depositing party. In such event, you shall thereupon be discharged from all obligation to account to any party.

15. GOVERNING LAW. These instructions shall be governed by and construed in accordance with the laws of the United States, State of California. In the event that an action shall be brought to determine or enforce the respective rights and liabilities of the parties, venue shall be deemed to be in Santa Clara County, California.

16. ASSIGNMENT. This Agreement and these escrow instructions shall be binding on and inure to the benefit of the heirs, executors, administrators, successors and assigns of the parties hereto.

17. AMENDMENT. It is mutually agreed that you are to disregard any future or further instructions from either party severally hereto. Once these instructions have been received by you, the respective instructions of the parties may only be amended, supplemented or modified by means of a written amendment that has been signed in writing by all parties hereto. Any purported oral amendment, supplement or modification of these instructions shall be ineffective and invalid.

"NuOasis"                               "Escrowholder"
NuOASIS GAMING INC.
a Delaware corporation

By:  /S/       FRED G. LUKE                  /S/  RICHARD J. SKJERVEN
     -----------------------------      ---------------------------------------
     Name:     RED G. LUKE                        Richard J. Skjerven
Title:         CHAIRMAN

"Nona"
NONA MORELLI'S II INC.
a Colorado corporation

By:  /S/       FRED G. LUKE
     -----------------------------
     Name:     FRED G. LUKE
     Title:    CEO

/S/  JOSEPH J. MONTEROSSO
----------------------------------
     Joseph J. Monterosso

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Series B Preferred Stock Purchasers
Listed on Schedule I

By:  /S/       JOSEPH J. MONTEROSSO
     -----------------------------
               Joseph J. Monterosso,
               their Attorney-in-Fact

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